UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Maezawa Kogyo Kabushiki Kaisha Maezawa Kasei Kogyo Kabushiki Kaisha
(Name of Subject Company)
Maezawa Industries, Inc. MAEZAWA KASEI INDUSTRIES CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Maezawa Industries, Inc. MAEZAWA KASEI INDUSTRIES CO., LTD.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

Maezawa Industries, Inc.

Attn: Hiroshi Nakatani

5-11 Naka-Cho, Kawaguchi-Shi, Saitama 332-8556, Japan

+81-48-251-5511

MAEZAWA KASEI INDUSTRIES CO., LTD.

Attn: Hiroki Oba

Nihonbashi Koamicho Building, 17-10 Nihonbashi Koamicho

Chuo-ku, Tokyo 103-0016, Japan

+81-3-5962-0711

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Execution of Management Integration Agreement and Preparation of Share Transfer Plan for the Establishment of a Joint Holding Company (Joint Share Transfer) by Maezawa Industries, Inc. and MAEZAWA KASEI INDUSTRIES CO., LTD. dated December 16, 2025 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Maezawa Industries, Inc. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated December 17, 2025.

MAEZAWA KASEI INDUSTRIES CO., LTD. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated December 17, 2025.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Maezawa Industries, Inc.

/s/ Kazumasa Miyagawa

Name: Kazumasa Miyagawa

Title: President

Date: December 17, 2025

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAEZAWA KASEI INDUSTRIES CO., LTD.

/s/ Satoru Tanaka

Name: Satoru Tanaka

Title: Representative Director

Date: December 17, 2025